EXHIBIT 3

Stephen Rade
3915 Somers Drive
Huntington Valley, PA 19006




                         April 28, 1998

Mr. Robert W. Tauber
2192 Harbour Heights Road
San Diego, CA 92109-1427

Mr. William Sapp, Sr.
17719 Old Winery Way
Poway, CA 92064


Re:  Batteries Batteries Committee to Maximize Shareholder Value

Dear Bill and Bob:

     We have each independently concluded that our respective interests and the interests of the other shareholders of Batteries Batteries, Inc. (the "Company") would be furthered by seeking greater shareholder representation on the Company's board of directors. The purpose of this letter is to set forth our understanding with respect to the formation of a group (the "Group") to elect two independent directors in place of Warren Haber and John Teeger and to begin our quest to make Batteries Batteries a profitable business.

     We agree to form a Group to seek either through board action or by conducting a consent solicitation under the Delaware General Corporation Law (the "Consent Solicitation") to elect two independent directors, upon whom we mutually agree, in place of Warren and John. We will each sign a Written Consent with respect to all of the shares of the Company's stock which we own or have the right to authorizing the removal of Warren and John and the election of the independent directors as their successors.

     We agree that the independent directors will not be employed by the Company nor will they have any significant economic relationship to the Company (other than through stock ownership or customary director's fees to which they may be entitled).
They should not in any way be compromised from acting solely in the best interests of the Company's shareholders.

     To assist us with the Consent Solicitation process, we will engage the law firm of Stevens & Lee to represent us in this matter with respect to compliance with Securities and Exchange Commission ("SEC") laws and regulations and related matters. We will also engage the law firm of Connolly Bove Lodge & Lutz to represent us in litigation matters that may arise or that we wish to pursue in the Chancery Court of the State of Delaware. Finally, we will engage Beacon Hill Partners, a proxy solicitation firm, to assist us in the conduct of the Consent Solicitation.

     Contemporaneously with the signing of this letter, I will contribute $24,000, Bill will contribute $24,000 and Bob will contribute $8,000 toward the cost of the Consent Solicitation. We agree to contribute, in the same ratio as above, any additional funds that may be necessary to successfully complete the Consent Solicitation process. If successful, we will seek reimbursement from the Company of expenses incurred, although it is doubtful that the Company's lender will allow reimbursement until the Company achieves compliance with all ratios and other financial covenants set forth in the loan agreement.

     The name of our Group will be the Batteries Batteries Committee to Maximize Shareholder Value. I will be the Chairman of the Group. We will work together to assist in the Consent Solicitation, make calls to beneficial owners and stockholders of record of the Company and assist in preparation of the Consent Solicitation, make calls to beneficial owners and stockholders of record of the Company and assist in preparation of the Consent Solicitation documents, fight letters and press releases.

     Kindly indicate your agreement to form the Group on the terms described above by signing and dating the enclosed copy of this letter and returning it to me.

     I look forward to working with you to make the Company a successful and profitable business and to create a valuable investment for each of us and for all of the Company's other
Shareholders.

                                   Very truly yours,

                                   /s/ Stephen Rade

                                   Stephen Rade

Agreed to and accepted:

/s/ Robert W. Tauber
Robert W. Tauber

Dated: April 28, 1998

/s/ William Sapp, Sr.
William Sapp, Sr.

Dated: April 28, 1998